

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Via U.S. mail and facsimile to (205) 326-4922

Hardie B. Kimbrough, Jr.
Executive Vice President and Controller
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

      Re: Regions Financial Corporation
               Form 10-K for the fiscal year ended December 31, 2009
               Form 10-Q for the period ended September 30, 2010
               File No. 000-50831

Dear Mr. Kimbrough:

     We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

               Sincerely,

               Sharon Blume
               Assistant Chief Accountant